Mail Stop 3561

September 17, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Michael Anderson
Vice President, Corporate Finance
Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

      Re: **Churchill Downs Incorporated**
              Form 10-K for the year ended December 31, 2006
              Filed March 12, 2007
              File No. 0-1469

Dear Mr. Anderson:

We have reviewed your August 31, 2007, response letter and have the following comments. Where expanded or revised disclosure is requested, please file an amended document as requested, incorporating all requested changes from this and previous staff letters in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Form 10-K for the year ended December 31, 2006</u>
<u>Note 12. Long-Term Debt, page 61</u>
1. We note your response to our previous comments 7 and 8, and your intent to make certain changes in future filings. However, it appears the significance of this transaction warrants changes to the most recent audited financial statements. Specifically, we note the transaction reduced Mr. Kelley's ownership in Kentucky Downs from 19% to 4.9%. However, the debt is immediately convertible into shares of your common stock at Mr. Kelley's option, the exercise of which would increase Mr. Kelley's ownership significantly. We also note this related party

debt is 100% of your long-term debt at December 31, 2006. As such, please amend your December 31, 2006 Form 10-K to reflect the previously requested changes. In addition, in your amendment please also make the changes noted in your responses to our previous comments 1, 2 and 4.

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You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief